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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No  16 )*
                                           ----

                            Telemundo Group, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock  Series A  Par Value $.01
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  87943M 30 6
                    --------------------------------------
                                (CUSIP Number)

        Howard E. Steinberg, Senior Vice President and General Counsel
      Reliance Group Holdings Inc., Park Avenue Plaza, New York, NY 10055
                                (212) 909 1100
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 30, 1994
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87943M 30 6             13D                        Page __ of __ Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RELIANCE GROUP HOLDINGS, INC.
        13 3082071

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

        WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E)                                                     [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE DISPOSITIVE POWER

        1,023,728

8  SHARED DISPOSITIVE POWER



9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,023,728

10 SHARED DISPOSITIVE POWER



11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,023,728

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.2%

14 TYPE OF REPORTING PERSON*

        HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 7

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the Common Stock, Series A, $.01 par value per share (the "Security") of Telemundo Group, Inc. (the "Issuer"), whose principal executive offices are located at 2290 West 8th Avenue, Hialeah, Florida 33010.


ITEM 2. IDENTITY AND BACKGROUND.

        Item 2 is hereby by amended as follows:

        By deleting the second, third, fourth and sixth paragraphs thereof and adding in their place the following:

        Approximately 47.1% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and an affiliated trust. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

        The principal executive offices of RGH are located at Park Avenue Plaza, New York, New York 10055.

        Item 2 is further amended as follows:

        The names, addresses and principal occupations of the directors and executive officers of RGH are unchanged from those previously filed in this Schedule except that the information with respect to Dean W. Case shall be amended to read in its entirety as follows:

        Dean W. Case                           Director, RGH
        Reliance Insurance Company
        4 Penn Center Plaza
        Philadelphia, PA 19103


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Of the Shares beneficially owned by RGH, 330,000 were purchased by RIC for an aggregate purchase price of $2,445,700. The remaining 693,728 Shares beneficially owned by RGH were purchased by RIC's insurance subsidiary, United Pacific Insurance Company ("UPIC"), for an aggregate purchase price of $4,987,904.32. The source of funds for each of the aforementioned purchases was working capital.


ITEM 4. PURPOSE OF TRANSACTION.

        The Issuer's plan of reorganization (the "Plan") was consummated on December 30, 1994. Pursuant to the terms of the Plan, all of the Issuer's common stock outstanding prior to such consummation (including the 21,633,137 shares beneficially owned by RGH) was extinguished. 993,728 Shares were purchased in connection with the consummation of the Plan. The additional 30,000 Shares purchased by RIC were purchased for investment as part of the general investment portfolio of RIC.

        Subject to availability and price and subject to applicable laws and regulations, each of RIC and UPIC may increase their holdings or may dispose of all or a portion of the Shares on terms and at prices determined by them.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 shall be amended to read in its entirety as follows:

        The Shares beneficially owned by RGH total 1,023,728 shares, and to the best knowledge of RGH, comprise approximately 10.2% of the outstanding shares of common stock of the Issuer (based on a total of 10,000,000 shares of common stock outstanding as obtained from filings made by the Issuer in connection with the consummation of the Plan, including shares of the Issuer's Common Stock, Series B) and approximately 23.3% of the initially outstanding shares of Issuer's Common Stock, Series A (based on a total of 4,388,394 shares of Issuer's Common Stock, Series A as obtained from the Issuer). RIC and UPIC own directly 330,000 and 693,728, respectively, of such Shares. RGH has sole voting and dispositive power over all of the Shares beneficially owned by it.

        The 300,000 Shares purchased by RIC and the 693,728 Shares purchased by UPIC were purchased at a price per share of $7.19 on December 30, 1994 in privately negotiated transactions entered into in connection with the consummation of the Plan. The Standby Purchase Agreement pursuant to which the 693,728 Shares were purchased was previously filed as an exhibit to this Schedule. Of the 30,000 remaining Shares beneficially owned by RGH, all were purchased by RIC in open market transactions. 10,000 of those Shares were purchased on December 1, 1994 at a purchase price of $9.00 per Share and 20,000 were purchased on December 19, 1994 at a purchase price of $9.935 per Share.

        To the best knowledge of RGH, set forth below is a list of the persons in Item 2 who beneficially own (with sole voting and dispositive power) the
Shares:

                                               Percent of
    Name                 Shares Owned    Outstandinq Shares (1)
    ----                 ------------    ----------------------
George E. Bello             8,960                   *
Philip S. Sherman             164                   *
Howard E. Steinberg (2)       220                   *

(1) An asterisk indicates that the shares owned are less than 1% of the class.

(2) Includes 96 shares held by Howard E. Steinberg as custodian for his children, as to which he disclaims beneficial ownership.

        The Shares owned by the persons set forth above were purchased by them on December 30, 1994 pursuant to the exercise of rights to purchase Shares at $7.19 per Share. The rights were obtained by such persons pursuant to a pro rata distribution thereof to all common stockholders in connection with the Plan. The shares of common stock previously reported being owned by persons identified in
Item 2 were extinguished in connection with the Plan.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Pursuant to the terms of the Plan, RIC is entitled to designate two members to the initial Board of Directors of the Issuer and together with holders of certain claims in the reorganization is entitled to designate one additional member chosen from the management of the Issuer.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 1994


                                        RELIANCE GROUP HOLDINGS, INC.


                                        By: /s/ James E. Yacobucci
                                           _____________________________
                                            Name:  James E. Yacobucci
                                            Title: Senior Vice President
                                                       Investments
                                       4